Exhibit 21.1

SUBSIDIARIES OF BLACK STONE MINERALS, L.P.

Entity	Jurisdiction of Organization
Black Stone Energy Company, L.L.C.	Texas
BSMC Louisiana LLC	Delaware
Black Stone Minerals Company, L.P.	Delaware
Black Stone Minerals GP, L.L.C.	Delaware
Black Stone Natural Resources, L.L.C.	Delaware
Black Stone Natural Resources Management Company	Texas
BSMC GP, L.L.C.	Delaware
NAMP Holdings, LLC	Delaware
NAMP GP, LLC	Oklahoma
NAMP 1, L.P.	Oklahoma
NAMP 2, L.P.	Oklahoma